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                               May 26, 2023

       James C. Kerr
       Chief Financial Officer
       The Gorman-Rupp Company
       600 South Airport Road
       Mansfield, Ohio 44903

                                                        Re: The Gorman-Rupp
Company
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 8, 2023
                                                            File No. 001-06747

       Dear James C. Kerr:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Properties, page 11

   1. We note that you identify the locations of fifteen production facilities and state that you consider the plants,
machinery and equipment "to be well maintained, in good operating condition and adequate
for the present uses and business requirements of the Company."

                                                        However, you are
required to describe the facilities in a manner that will reasonably inform investors as to
the suitability, adequacy, productive capacity, and extent of utilization to comply
with Instruction 1 to Item 102 of Regulation S-K.

                                                        For example, describe
the nature of operations conducted at the various facilities, in terms of the markets served
or class of products manufactured, indicate the extent to which there is versatility in those
activities, and provide volumetric details of capacity and utilization with an explanation of
the underlying calculations.
 James C. Kerr
FirstName  LastNameJames
The Gorman-Rupp   CompanyC. Kerr
Comapany
May        NameThe Gorman-Rupp Company
     26, 2023
May 26,
Page 2 2023 Page 2
FirstName LastName
         Please submit the revisions that you propose to address the aforementioned guidance.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page 15

2. We note that your disclosures begin with reference to a recent acquisition followed by a discussion of your non-GAAP measures of adjusted earnings per share, and adjusted earnings before interest, taxes, depreciation and amortization; which you explain are utilized "to assess comparative operations against those of prior periods without the distortion of non-comparable factors...[and] will be useful to investors in assessing the
         strength of the Company   s underlying operations from period to
period."

         As presented your discussion and analysis appears to place greater emphasis on non-
         GAAP measures, which would generally be contrary to Item
10(e)(1)(i)(A) of Regulation
         S-K and the associated guidance in the answer to Question 102.10(a) of our Compliance and Disclosure Interpretations for Non-GAAP measures.

         Please reposition your non-GAAP disclosures to follow a comparable discussion and analysis of your GAAP information. Please also clarify your rationale for presenting non-
         GAAP adjusted earnings per share adjacent to your non-GAAP adjusted earnings before interest, taxes, depreciation and amortization; without the corresponding aggregate non-
         GAAP adjusted earnings amounts.

         We expect that you would need to have incremental disclosures clarifying how these measures are considered to be complementary, if that is your view, and why you would present one measure on a per share basis and the other on an aggregate basis.
Results of Operations, page 17

3. We note that you disclose the changes in net sales for domestic and international sales, and for various product markets, including water, fire, municipal, repair, construction, agriculture, non-water, industrial, OEM, and petroleum. However, Item 303(b)(2) of
         Regulation S-K generally requires additional information, including a discussion and analysis that would describe the following matters.

                Any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, the extent to which income was so affected.

                Any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or income from continuing operations.

                The extent to which material changes in net sales are attributable to changes in prices or to changes in the volume or the amount of goods or services being sold, or to the
 James C. Kerr
FirstName  LastNameJames
The Gorman-Rupp   CompanyC. Kerr
Comapany
May        NameThe Gorman-Rupp Company
     26, 2023
May 26,
Page 3 2023 Page 3
FirstName LastName
              introduction of new products or services.

         Please expand your disclosures as necessary to address these requirements, including quantification of the volumes of products sold in the various markets identified each period. Given the number of markets identified, it would be helpful to include a tabulation with comparative sales and volumetric details for each market.

         Please submit the revisions that you propose to address these concerns.
Liquidity and Capital Resources, page 19

4. We note that you describe your measure of free cash flow as "a non-GAAP measure for reporting cash flow" which you believe "provides investors with an important perspective on cash available for investments, acquisitions and working capital requirements," and that you reconcile the measure to another non-GAAP measure.

         There are several disclosure requirements in Item 10(e) of Regulation S-K that apply when presenting non-GAAP measures in your periodic filings and similar requirements in
         Regulation G that apply generally to public disclosures of information that include non-
         GAAP measures, such as earnings releases and investor presentations.

         We believe that you should revise your disclosures of non-GAAP information to comply with Item 10(e)(1)(i)(A) and (B), and (1)(ii)(A) of Regulation S-K. For example, you are required to include a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP, along with a reconciliation from such comparable GAAP measure to your non-GAAP measure.

         Given your characterization of the free cash flow measure as a liquidity measure, we believe that cash flow from operations would be the most directly comparable GAAP measure. However, in presenting a non-GAAP liquidity measure, you may not exclude charges or liabilities that required, or will require, cash settlement, or that would have required cash settlement absent an ability to settle in another manner.

         Please submit the revisions that you propose to address the guidance referenced above.
Note 4 - Revenue, page 40

5. We note that you identify two categories for revenue disaggregation along with two geographic locations, and that your pumps and pump systems category represents 88% of revenues for 2022.

         However, in MD&A you identify changes in revenues for ten product markets and in describing your business on pages 10-21 of your May 2023 investor presentation on your website, you similarly provide information that is oriented or aligned with these markets.

         Please explain to us how you determined that presenting revenue details based on the
 James C. Kerr
The Gorman-Rupp Company
May 26, 2023
Page 4
         market served would not more clearly align with the objectives described in FASB
         ASC 606-10-55-89 and 90, if this is your view.
Note 9 - Income Taxes, page 46

6. We note that you have several foreign subsidiaries and that a material portion of your income is derived from foreign operations. Please confirm that you have no unrecognized deferred tax liabilities related to investments in subsidiaries and corporate joint ventures, or if this is not the case address the disclosure requirements in FASB ASC 740-30-50-2.
Financial Statements
Note 12 - Business Segment Information, page 53

7. We note that you provide details of revenue on a geographical basis, for the United States and all foreign countries combined.

         Please explain to us how you evaluated the requirements in FASB ASC 280-10-50-41 in determining that further disclosures were not required, i.e. where revenues from external customers attributed to an individual foreign country and assets located in an individual foreign country were not material, if this is your view.

         Please submit the details of revenues and assets considered in formulating your position.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Karl Hiller,
Branch Chief, at (202) 551- 3686 with any questions.



FirstName LastNameJames C. Kerr                                 Sincerely,
Comapany NameThe Gorman-Rupp Company
                                                                Division of
Corporation Finance
May 26, 2023 Page 4                                             Office of
Energy & Transportation
FirstName LastName